Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.                 Name & Address of Company

Eurasian Minerals Inc. (the “Company”)
Suite 501 - 543 Granville Street
Vancouver, British Columbia
V6C 1X8

Item 2.                 Date of Material Change

July 19, 2011

Item 3.                 News Release

A press release dated July 21, 2011 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4.                 Summary of Material Change

Eurasian Minerals Inc. announced that pursuant to its Stock Option Plan, an aggregate of 1,306,000 incentive stock options, exercisable at a price of $2.80 per share for a period of five years, have been granted to officers, directors, employees and consultants of the Company.

Eurasian Minerals also announced that it intends to issue an aggregate of 457,500 common shares as a bonus to certain officers, directors, employees and consultants of the Company.

Item 5.                 Full Description of Material Change

Item 5.1              Full Description of Material Change

Please refer to the press release of the Company disseminated on July 21, 2011, attached hereto.

Item 5.2              Disclosure for Restructuring Transactions

Not applicable

Item 6.                 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.                 Omitted Information

None.

Item 8.                 Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Valerie Barlow, Corporate Secretary
Phone: 604-688-6390
Email: valerie@eurasianminerals.com

Item 9.                 Date of Report

July 25, 2011

Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Announces Grant of Stock Options and Share Issuances

Vancouver, British Columbia, July 21, 2011 (TSX Venture: EMX) -- Eurasian Minerals Inc. (the "Company" or "EMX") announces that pursuant to the Company’s Stock Option Plan, an aggregate of 1,306,000 incentive stock options, exercisable at a price of $2.80 per share for a period of five years, have been granted to officers, directors, employees and consultants of the Company.

In addition, the Company intends to pay discretionary bonuses through the issuance of an aggregate of 300,000 common shares as a bonus to five officers and a director under the Company’s Incentive Stock Grant Program which was approved by disinterested shareholders at the Company’s Annual General Meeting held on August 24, 2010. The shares will be issued over a period of two years, with the initial tranche of 100,000 shares being issued upon final receipt of TSX Venture Exchange approval, and a further 100,000 on each of the first and second anniversaries.

The Company also announces that it intends to issue an aggregate of 157,500 common shares as a bonus to fifteen employees and consultants, subject to TSX Venture Exchange approval. An aggregate of 109,500 will be issued over a period of two years, with the initial tranche of 36,500 shares being issued upon final receipt of TSX Venture Exchange approval, and a further 36,500 on each of the first and second anniversaries. The other 48,000 shares will be issued over a three year period commencing on the first anniversary of TSX Venture Exchange approval and in accordance with the employees’ contracts.

All bonus shares will be subject to restrictions on transfer for a period of four months from issuance.

EMX is exploring and investing in a quality mineral property and royalty portfolio in some of the most prospective, but under-explored mineral belts of the world.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement:

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.